Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income (Loss) per Share (Unaudited)

For the Three and Six Months Ended June 30, 2011 and 2010

(Amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Basic – assumes no dilution:

Net income (loss)	$(11,817)	$22,981	$14,124	$45,584
Weighted average number of common shares outstanding during the period	39,893	39,263	39,822	39,235

Net income (loss) per share – basic	$ (0.30)	$ 0.59	$ 0.35	$ 1.16

Diluted – assumes full dilution:

Net income (loss)	$(11,817)	$22,981	$14,124	$45,584
Weighted average number of common shares outstanding during the period	39,893	39,263	39,822	39,235
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities (1):
Stock options	-	274	267	228
Common stock units related to deferred compensation for Directors	-	106	111	106
Common stock units related to deferred compensation for Employees	-	193	113	193
Restricted common stock units related to incentive compensation	-	1,093	1,133	1,093
Total common and common equivalent shares adjusted to calculate diluted earnings per share	39,893	40,929	41,446	40,855

Net income (loss) per share – diluted	$ (0.30)	$ 0.56	$ 0.34	$ 1.12

(1)	As a result of the Company’s net loss for the three months ended June 30, 2011, common equivalent shares are excluded from diluted shares due to their antidilutive effect for this period.